Van Kampen Trust II
522 Fifth Avenue
New York, New York 10036
December 16, 2008
Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Van Kampen Trust II
Registration Statement on Form N-1A (File Nos. 333-153900 and 811-22242)
Dear Mr. Greene:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Van Kampen Trust II hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at noon, Eastern time, on December 18, 2008 or as soon as practical thereafter.

Sincerely, VAN KAMPEN TRUST II
By:	/s/ Edward C. Wood III
Edward C. Wood III
President & Principal Executive Officer

VAN KAMPEN FUNDS INC.
522 Fifth Avenue
New York, New York 10036
December 16, 2008
Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Van Kampen Trust II
Registration Statement on Form N-1A (File Nos. 333-153900 and 811-22242)
Dear Mr. Greene:
     We hereby request acceleration of the effectiveness of the Registration Statement of Van Kampen Trust II on Form N-1A under the Securities Act of 1933 to noon on December 18, 2008.
     The undersigned advises the Commission that should the Commission declare this filing effective on an accelerated basis, it will not assert such acceleration as a defense in any laws by the Commission or by any other person.

Very truly yours, VAN KAMPEN FUNDS INC.
By:	/s/Jerry W. Miller
Jerry W. Miller
Managing Director, Chief Executive Officer & President